

April 14, 2022

Ralph D'Amico
Chief Financial Officer
PHX Minerals Inc.
1601 NW Expressway
Valliance Bank Tower, Suite 1100
Oklahoma City, OK 73118

      Re: PHX Minerals Inc.
          Form 10-K for the Fiscal Year ended September 30, 2021
          Filed December 13, 2021
          File No. 001-31759

Dear Mr. D'Amico:

     We have reviewed your March 24, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2022 letter.

Form 10-K for the Fiscal Year ended September 30, 2021

Financial Statements
Note 6 - Stockholders' Equity, page 64

1. We note your response to prior comments one and two clarifying that amounts reported as "Equity offering" or "Private Placement" and "Equity offering used for acquisitions" in your annual and interim reports include or represent the value of common shares issued in exchange for property interests. You also explain that cash outflows reported as "Net proceeds from equity issuance" in your interim Statements of Cash Flows represent costs incurred in completing property acquisitions.

Please revise your Statements of Stockholders' Equity to separately identify common shares issued to acquire property interests from common shares issued in equity offerings or private placements, and revise the labeling of the corresponding non-cash activity accompanying the Statements of Cash Flows to utilize labeling that is representational of the activity being reported, such as "Value of shares used for acquisitions."

Also revise the labeling for costs incurred in completing property acquisitions to be consistent with the directional quality and nature of the activity being presented. If you are able to show how such costs are appropriately reported as financing cash outflows, considering the guidance in FASB ASC 230-10-45-13, 45-15, 45-22 and 45-22A, this should be evident from your labeling or accompanying policy disclosures.

 You may contact Jennifer Gallagher, Staff Accountant at (202) 551-3706, or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation